MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

FINANCIAL REPORT

DECEMBER 31, 2016

*Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.*

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1421 Prince St.

(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Grebenstein   (704) 684-9222

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM

(Name – if individual, state last, first, middle name)

919 East Main Street	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn McLaughlin _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Ryder Investments, Inc. _____ , as of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Commonwealth of Virginia
Michelle Glicklin
Notary Public
Commission No 336211
My Commission Expires 3/?? ??

_____
Notary Public

_____
Signature

Shawn P. McLaughlin
President & CEO

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



Report of Independent Registered Public Accounting Firm

Board of Directors
McLaughlin Ryder Investments, Inc.

We have audited the accompanying statement of financial condition of McLaughlin Ryder Investments, Inc. (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McLaughlin Ryder Investments, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Richmond, Virginia
February 28, 2017

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MCLAUGHLIN RYDER INVESTMENTS, INC.
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31,	2016
ASSETS	
Cash	$ 265,926
Due from clearing broker	165,418
Investments, at fair value (cost $375,214)	378,686
Prepaid expenses	43,776
Property and equipment, net	168,865
Goodwill	110,697
Total assets	**$ 1,133,368**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable	$ 13,270
Due to McLaughlin Investments, LLC	42,298
Accrued commissions	115,829
Deferred rent liability	315,921
Total liabilities	**487,318**

STOCKHOLDER'S EQUITY

Common stock, no par value, 1,000 shares authorized	
600 shares issued and outstanding	14,000
Additional paid-in capital	1,220,037
Accumulated deficit	(587,987)
Total stockholder's equity	**646,050**
Total liabilities and stockholder's equity	**$ 1,133,368**

The Notes to the Financial Statement are an integral part of this statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

McLaughlin Ryder Investments, Inc. (the Company) was incorporated on July 2, 2007 in Minnesota. The Company is registered in 36 states as a broker dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and Registered Investment Adviser as determined by the Securities and Exchange Commission (SEC). The Company operates within the exemptive provisions of subparagraph (k)(2)(ii) of the SEC Rule 15c3-3. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company is wholly owned by McLaughlin Investments, LLC (the Member or Stockholder).

Effective January 1, 2016, the Company merged in the accounts of McLaughlin Ryder Advisory Services, LLC (MRA), a registered investment adviser with the SEC. See Note 3.

Recently issued accounting pronouncement:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (U.S. GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

In February 2016, FASB issued ASU No. 2016-02, *Leases (Topic 842),* which provides guidance for accounting for leases. The new guidance requires companies to recognize the assets and liabilities for the rights and obligations created by leased assets, initially measured at the present value of the lease payments. The accounting guidance for lessors is largely unchanged. For private companies, the ASU is effective for annual and interim periods beginning after December 15, 2018 with early adoption permitted. It is to be adopted using a modified retrospective approach. The Company is currently evaluating the impact that the adoption of this guidance will have on the Company's financial statements and anticipates the new guidance will impact its financial statements given the Company has lease obligations, see Note 7.

NOTE 1. (CONTINUED)

Basis of accounting:

The Company follows U.S. GAAP as established by FASB, to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and other revenue:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Other revenues relate to fees earned from agreement with clearing broker. Other revenue is recognized when realized and earned.

Advisory revenue:

Investment advisory revenue is billed and received quarterly in advance and recognized as earned over the course of the current quarter.

Cash and cash equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Fair value of investments:

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to adjusted quoted prices in active markets for identical assets of liabilities (Level 1 measurements) and the lowest priority to unobserved inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

<u>*Level 1*</u>: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

NOTE 1. (CONTINUED)

Level 2: Inputs to the valuation methodology include
- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets and liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability.
- inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investment transactions are recorded on a trade-date basis and are recorded at fair value. Net realized and unrealized gains and losses are reflected in the statement of operations. Interest income is recognized under the accrual basis. Municipal bonds are valued based on amortized cost. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on investment transactions.

Market risk primarily equals the changes in market value of investments. Theoretically, the Company's exposure is equal to the value of the investments purchased.

Due from clearing broker:

As of December 31, 2016 the due from clearing broker consists of the following:

Cash in firm accounts	$	10,517
Restricted deposit		100,000
Receivable for commissions earned		53,172
Accrued interest receivable		1,729
Total due from clearing broker	**$**	**165,418**

The Company has $100,000 deposited with Pershing LLC. The deposit is restricted per an agreement between the Company and Pershing LLC. This balance must remain deposited with Pershing LLC so long as the Company remains using their brokerage platform.

NOTE 1. (CONTINUED)

Property and equipment:

Property and equipment is stated at cost. Property and equipment are depreciated over their estimated useful lives by use of the straight-line method. The estimated useful lives of the property and equipment are 3 - 5 years for equipment and the life of the lease or asset, whichever is shorter for leasehold improvements. Property and equipment consists of the following at December 31, 2016:

Office equipment	$	1,797
Leasehold improvements		265,054
		266,851
Less accumulated depreciation		97,986
Property and equipment, net	**$**	**168,865**

Goodwill:

On September 15, 2010 the Member acquired 100% of the Company's outstanding common stock for $117,500. The purchase price exceeded the fair value of the Company's net assets by $110,697 and is recorded on the Company's statement of financial condition as goodwill by applying push down accounting. The Company tests its recorded goodwill for impairment on an annual basis, or more often if indicators of potential impairment exist, by determining if the carrying value of the reporting unit exceeds its estimated fair value. If this first step of the goodwill impairment test identifies a potential impairment, the Company performs a second step for that reporting unit to determine the amount of impairment loss, if any. The Company determines the fair value of its reporting unit utilizing a market-based approach. No impairment of goodwill was recognized during the year ended December 31, 2016.

Income taxes:

The Company, with the Stockholder's consent, has elected to be taxed as an "S Corporation" under the provisions of the Internal Revenue Code and comparable state income tax law. As an S Corporation, the Company is generally not subject to corporate income taxes and the Company's net income or loss is reported on the individual tax return of the Stockholder of the Company. Therefore, no provision or liability for income taxes is reflected in the financial statement.

Management has evaluated its tax positions and has concluded that the Company had taken no uncertain tax positions that could require adjustment or disclosure in the financial statements to comply with provisions set forth in ASC section 740, *Income Taxes*.

NOTE 2. SUBSEQUENT EVENTS

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 3. MERGER OF COMMONLY CONTROLLED ENTITY

Effective January 1, 2016, the Company transferred in the accounts of MRA. As a result of the merger, MRA transferred all of its assets, liabilities and off-balance sheets commitments to the Company. For financial reporting purposes, this transaction constituted a transfer of assets between entities under common control and was accounted for at historical cost or carryover basis. As part of the transfer of assets and liabilities to the Company, any outstanding lease obligations of MRA were also transferred to the Company.

The transfer consisted of the following:

Assets:		
Cash	$	53,576
Accounts receivable		24,292
Prepaid expenses		2,789
Leasehold improvements, net		97,257
Liabilities:		
Accounts payable		11,674
Due to member		27,430
Deferred rent liability		168,283
Net liabilities transferred in merger	$	(29,473)

NOTE 4. RELATED PARTY

The Company has an agreement with the Member for re-payment and division of applicable expenses. These expenses include rent and other administrative expenses.

The Company offsets accounts receivable from and accounts payable to the Member in the accompanying statement of financial condition. There was no outstanding balance due or from the member at December 31, 2016.

NOTE 5. FAIR VALUE MEASUREMENTS

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's investments and cash equivalents as of December 31, 2016:

Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 66,992	$ -	$ -	$ 66,992
Municipal bonds	-	116,068	-	116,068
Mutual funds	195,626	-	-	195,626
Total assets at fair value	**$ 262,618**	**$ 116,068**	**$ -**	**$ 378,686**

There were no transfers between levels during the year ended December 31, 2016.

NOTE 6. RETIREMENT PLAN

The Member sponsors a qualified defined contribution 401(k) profit sharing plan for all full-time employees who meet the plan participation criteria. The Member's plan provides for matching contributions equal to a percent of the eligible employee's compensation.

NOTE 7. COMMITMENTS

The Member leases office facilities under an agreement that expires in August 2023. The lease includes a five-year renewal option at the end of the lease term. The lease also requires the Member to pay certain common area maintenance and operating expenses applicable to the leased properties. As part of the agreement discussed in Note 4, the Company remits payment for its applicable expenses to the Member.

Estimated future payments under this commitment to the Member at December 31, 2016 are as follows:

YEAR ENDING DECEMBER 31,	
2017	$ 233,863
2018	240,879
2019	248,105
2020	255,548
2021	263,215
Thereafter	433,150
	$ 1,674,760

NOTE 8. INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company uses the basic method, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had a net capital of $291,169 which was $258,681 above its required net capital of $32,488. The Company's net capital ratio was 1.67 to 1 at December 31, 2016.